June 15, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Translate Bio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 12, 2018
File No. 333-225368

Ladies and Gentlemen:

On behalf of Translate Bio, Inc. (the “Company”), we are responding to comments contained in a letter, dated June 14, 2018 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to Ronald C. Renaud, Jr., the Company’s President and Chief Executive Officer, relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). In response to the Staff’s comments, the Company intends to revise the disclosure in the Registration Statement where appropriate and to file an amendment to the Registration Statement on Form S-1 (“Amendment No. 2”) on June 18, 2018.

The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Amendment No. 1 to Form S-1 filed June 12, 2018

Prospectus Summary, page 1

1.	Given that your license and collaboration agreement with Sanofi is not yet effective, and that it relates to early-stage, undisclosed programs, please reduce the prominence of this disclosure in your Summary section. We do not object to disclosure of the particular terms of the agreement in the Business section, subject to clear disclosure that the agreement is not yet effective.

Response: In response to the Staff’s comment, the Company will revise its disclosure in the Summary section in Amendment No. 2 on pages 1, 3, 5, 99, 101 and 107 to reduce the prominence of its disclosure relating to the collaboration and license agreement with Sanofi. The revised disclosure that the Company intends to include in Amendment No. 2 is set forth in Exhibit A hereto, with marks to show the changes to be made to the disclosure set forth in Amendment No. 1 to the Registration Statement. The revised disclosure on pages 99, 101 and 107 will include the same revisions made to pages 1, 3 and 5.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

Collaboration and License Agreement with Sanofi, page 122

2.	Please revise to disclose the date on which both parties are eligible to terminate the agreement if you have not received Hart-Scott-Rodino clearance. Please include similar disclosure in your Prospectus Summary as well. Please also disclose the three infectious disease pathogens covered by the agreement, or, in the alternative, please tell us why you believe such information is not material

Response: In response to the Staff’s comment, the Company will revise its disclosure on pages 123 and 124 of Amendment No. 2 to disclose the date on which both parties are eligible to terminate the agreement if the parties have not received Hart-Scott-Rodino clearance. The Company will also revise the disclosure in the Summary section in Amendment No. 2 to disclose such date.

The Company respectfully advises the Staff that it does not believe that disclosure of the three infectious disease pathogens is material to investors. Specifically, for the reasons set forth below, the Company does not believe that there is a substantial likelihood that a reasonable investor would consider such information to be important in making an investment decision with respect to the Company, nor does the Company believe that there is a substantial likelihood that the information would be viewed by a reasonable investor as having significantly altered the total mix of information made available to such investor regarding the Company.

The Company is Developing a Broadly Applicable mRNA Platform: As disclosed to prospective investors in the Registration Statement, the Company has developed a proprietary mRNA therapeutic platform that it believes has the potential to be broadly applicable across multiple diseases in which the production of a desirable protein can have a therapeutic effect. Employing this platform, the Company is initially developing two lead product candidates: MRT5005, for the treatment of cystic fibrosis, and MRT5201, for the treatment of ornithine transcarbamylase, or OTC, deficiency. The Company believes that its platform may be applied across a broad array of diseases and target tissues via multiple routes of administration. To that end, the Company has disclosed to prospective investors that it is also conducting research in several target tissues, based on varied routes of administration and disease indications, all of which programs are in the discovery stages of research. The Company has also disclosed that it intends to leverage the broad applicability of its platform beyond its current therapeutic applications through the pursuit of strategic collaborations that it expects will enable it to develop its platform in non-core areas. The Company has disclosed the collaboration and license agreement (the “Agreement”) with Sanofi Pasteur (“Sanofi”) as an example of its execution of this strategic partnering plan in a non-core area.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

The Company believes that the investment decision of prospective investors will be influenced by such investors’ perception of the value of the Company’s mRNA platform, the prospects of its two lead development candidates, and the ability of the Company’s platform to be broadly applicable across multiple diseases, all of which are the focus of the Company’s disclosure to prospective investors in the Registration Statement. While the Company believes that investors may view as material the validation of the potential of the Company’s platform that may be inferred from its success in out-licensing the platform in a non-core area to a leading vaccine company, the Company does not believe that prospective investors will view as material the specific pathogens being pursued by Sanofi under such Agreement.

The Company is not Engaged in Developing Vaccines to Treat Infectious Disease: As provided in the Agreement, the Company’s strategic transaction with Sanofi relates to the license of its mRNA technology for the use in the development of vaccines by Sanofi in three specified fields of infectious disease. There is an option for two additional fields. The overall intent of the Agreement is to transfer and license to Sanofi such technology as will enable Sanofi, a major vaccine developer, to pursue the potential development and commercialization of one or more vaccines based on the Company’s mRNA platform technology. In contrast to Sanofi, the Company has not engaged in the research and development of vaccines to treat infectious disease generally, nor any of the specified fields. To that end, the Company has generated no data to demonstrate that its technology works in the infectious disease field generally or the specific fields elected by Sanofi. As the Company has conducted no research nor generated any data in any of the selected fields or in the infectious disease field overall, it does not believe that its prospective investors would view the identity of the specific fields as material to an investment decision regarding the Company. However, we would like to inform the Staff that although the Company does not believe that the identity of the specific disease pathogens is material to its prospective investors, Sanofi has advised the Company that the disclosure of such information could result in competitive harm to Sanofi’s plans and prospects for the development of vaccines based on the licensed platform. Moreover, the Company believes that it is common practice for life science companies not to disclose individual targets/indications for collaboration agreements at an early stage of development due to competitive considerations, and we note that a separate confidential treatment request has been submitted to the SEC with respect to the redaction of the same information (which the company and Sanofi Pasteur have kept and intend to keep confidential) from the agreement to be filed as an exhibit to the registration statement.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

Sanofi Possesses Decision-Making Authority for the Agreement: Pursuant to the Agreement, Sanofi has final decision-making authority “with respect to all strategic decisions regarding development, manufacturing and commercialization of Products in the Licensed Fields including without limitation, taking scientific decisions.” Moreover, while the Company has agreed to conduct research for Sanofi for a three-year period, the Company has also agreed to transfer to Sanofi all its technology in the selected fields, so Sanofi can conduct research and development in those fields independent of the Company. Although Sanofi has agreed to make specified milestone and royalty payments related to successful development, Sanofi reserves the right to develop whatever products the license allows in those fields without the Company’s involvement. Moreover, the Company has no input or oversight in how and what Sanofi develops beyond or outside the three-year research program. As such, the Company believes that the elements of the Agreement that its prospective investors would likely view as material to their investment decision are: (1) the validation of the potential of the Company’s platform that may be inferred by the Agreement with Sanofi, and (2) the Company’s receipt of payments under the Agreement, if any, inasmuch as such nondilutive capital would benefit the Company’s ability to grow its business generally. Because Sanofi possesses control over all decision-making under the Agreement and has the sole right to determine whether the three undisclosed disease pathogens are developed and commercialized, the Company does not believe that prospective investors would view as a material term of the Agreement the specific pathogens that may be pursued by Sanofi under the Arrangement.

In sum, the Company respectively submits that because the identity of the three disease pathogens is immaterial for all of the foregoing reasons, the Company does not believe such disclosure is required. The Company confirms that it would disclose the pathogens to investors if, in the future, the Company determines that disclosure would be material to its investors, such as may be the case upon attainment of material milestones that are tied to such pathogens or in the event of material development or commercialization events being disclosed by Sanofi.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	Susan W. Murley, Wilmer Cutler Pickering Hale and Dorr LLP
Ronald C. Renaud, Jr., Translate Bio, Inc.
Paul Burgess, Translate Bio, Inc.

Exhibit A

Overview

We are a leading messenger RNA, or mRNA, therapeutics company developing a new class of potentially transformative medicines to treat diseases caused by protein or gene dysfunction. Using our proprietary mRNA therapeutic platform, or MRT platform, we create mRNA that encodes functional proteins. We believe that the mRNA design, delivery and manufacturing capabilities of our MRT platform provide us with the most advanced platform for developing product candidates that deliver mRNA encoding functional proteins for therapeutic uses. Our mRNA is delivered to the target cell where the cell’s own machinery recognizes it and translates it, restoring or augmenting protein function to treat or prevent disease. We believe that our MRT platform is broadly applicable across multiple diseases in which the production of a desirable protein can have a therapeutic effect. We are initially focused on restoring the expression of intracellular and transmembrane proteins, areas that have eluded conventional protein therapeutics, in patients with genetic diseases where there is high unmet medical need. We are developing our lead MRT product candidate for the lung, MRT5005, for the treatment of cystic fibrosis, or CF, for which we initiated a Phase 1/2 clinical trial in May 2018. We are developing our lead MRT product candidate for the liver, MRT5201, for the treatment of ornithine transcarbamylase, or OTC, deficiency, for which we plan to initiate a Phase 1/2 clinical trial in the first half of 2019. ~~Additionally, we intend to leverage the broad applicability of our MRT platform beyond its current therapeutic applications through a collaboration with Sanofi Pasteur Inc., or Sanofi, the vaccines global business unit of Sanofi S.A., if, and as, such collaboration becomes effective, to develop infectious disease vaccines using mRNA technology, or mRNA vaccines, for up to five infectious disease pathogens.~~ We believe that our MRT platform is distinct from other mRNA-based technologies and has the potential to provide clinical benefits by transforming life-threatening illnesses into manageable chronic conditions.

Beyond our two lead product candidates, we continue to advance our discovery-stage programs and our mRNA technology. We intend to leverage the broad applicability of our MRT platform through a collaboration with Sanofi Pasteur Inc., or Sanofi, the vaccines global business unit of Sanofi S.A., if, and as, such collaboration becomes effective, to develop infectious disease vaccines using mRNA technology, or mRNA vaccines, for up to five infectious disease pathogens.

Broad Applicability of our MRT Platform

We believe that our MRT platform may be applied across a broad array of diseases and target tissues via multiple routes of administration. In addition to the inhalation and intravenous administration employed for our two lead programs for the treatment of CF and OTC deficiency, respectively, we have observed successful production of the desired proteins through other routes of administration in preclinical studies, which may allow us to develop MRT product candidates for the treatment of a wide range of rare and non-rare diseases, including CNS disorders, ocular diseases and blood disorders. We believe our platform may also be applied to produce therapeutic antibodies and vaccines in areas such as infectious disease and oncology.

We intend to leverage the broad applicability of our MRT platform beyond its current therapeutic applications through the pursuit of strategic collaborations that we expect will enable us to develop our platform in non-core areas. ~~including our collaboration with Sanofi to develop mRNA vaccines for up to five infectious disease pathogens, if, and as, such collaboration becomes effective.~~ In June 2018, we entered into a collaboration and license agreement with Sanofi ~~to develop~~ for the development of mRNA vaccines for three infectious disease pathogens. The agreement will become effective on the closing date, which we expect will be three business days following receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, assuming such clearance is received. If such clearance is not received by September 8, 2018, then either we or Sanofi can terminate the agreement.

Under the agreement, we and Sanofi have agreed to jointly conduct research and development activities to advance mRNA vaccines during a three-year research term. The agreement provides that Sanofi will make an upfront payment to us of $45.0 million. Sanofi has the option to include up to two additional infectious disease pathogens in the collaboration. The agreement provides that we are eligible to receive aggregate potential payments of up to $805.0 million from Sanofi, which includes the $45.0 million upfront payment, certain development, regulatory and sales-related milestone payments across several vaccine targets as well as option exercise payments if Sanofi exercises its options related to development of vaccines for additional pathogens. In addition, we are eligible to receive tiered royalty payments on worldwide net sales of mRNA vaccines. Sanofi is responsible for costs during the research term, and we have granted Sanofi exclusive worldwide commercialization rights. We will be responsible for clinical manufacture and will be entitled to additional payments under a separate supply agreement to be entered into by the parties. ~~The agreement will become effective on the closing date, which we expect will be three business days following receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, assuming such clearance is received. If such clearance is not received by a specified date, then either we or Sanofi can terminate the agreement.~~

Vaccines work by mimicking disease-causing agents to stimulate the immune system, building up a defense mechanism that can be deployed to fight future infections. mRNA vaccines offer an innovative approach by delivering the nucleotide sequence encoding a protein associated with prevention or treatment of a pathogen. Because of their high potency, capacity for rapid development and potential for low-cost manufacture and safe administration, we believe that mRNA vaccines represent a potentially innovative alternative to conventional vaccine approaches. The same production process to manufacture mRNA designed to create desired protein for our product candidates can be used to manufacture different mRNA for vaccines, which we believe provides flexibility in development and potentially enables the development of vaccines for disease areas where vaccination is not yet a viable option.

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